Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FIRST QUARTER 2021 RESULTS

(UNAUDITED)

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “our” and “us”) (NYSE: NVGS) reported operating revenue of $85.7 million for the three months ended March 31, 2021, an increase of 5.5% compared to $81.3 million for the three months ended March 31, 2020.

•

Net income was $2.8 million (earnings per share of $0.05) for the three months ended March 31, 2021, compared to a net loss of $8.2 million (loss per share of $0.14) for the three months ended March 31, 2020.

•	Adjusted EBITDA(1) was $31.0 million for the three months ended March 31, 2021, an increase of 21.6% compared to $25.5 million for the three months ended March 31, 2020.

•	Fleet utilization was 88.2% for the three months ended March 31, 2021, a slight reduction from the 89.0% achieved for the three months ended March 31, 2020.

•

Awarded four 12 month timecharter contracts with Mitsui & Co. Energy Trading Singapore Pte. Ltd. to be used for Pembina Pipeline Corporation’s new LPG export facility at Prince Rupert, British Columbia, West Coast Canada. The charters commenced in May 2021.

•

In January 2021, the marine terminal credit facility became fully drawn at an aggregate amount of $69.0 million and converted into a five year term loan. The final drawdowns amounted to $18.0 million, of which $4.0 million was used to make a final capital contribution to the Export Terminal Joint Venture, with the remaining $14.0 million to be used for general corporate purposes.

•

In April 2021, announced signing of a non-binding Letter of Intent with Naviera Ultranav Limitada (“Ultranav”) to merge Ultragas ApS’ (“Ultragas”) fleet of 18 LPG carriers and associated business activities with the Company. The proposed transaction takes Navigator’s total fleet size to 56 vessels and will significantly strengthen Navigator’s position in the handysized sector, providing customers with greater flexibility.

•	In April 2021, published our inaugural CSR report.

The Company’s financial information for the quarter ended March 31, 2021 included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Company’s quarter-end close procedures and further financial review. Actual results may differ as a result of the completion of the Company’s quarter-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the quarter ended March 31, 2021 is finalized.

Ultragas merger

On April 12, 2021, the Company announced the signing of a non-binding Letter of Intent with Ultranav to merge Ultragas’ fleet of 18 LPG carriers and associated business activities with the Company.

In connection with the proposed acquisition of Ultragas’ fleet, it is expected that Navigator would issue approximately 21.2 million new shares of its common stock to Ultranav, and assume Ultragas’ net debt of approximately $197 million, as well as its net working capital. After giving effect to the proposed issuance of its new shares of common stock to Ultranav, Navigator is expected to have a total of approximately 77.1 million shares of common stock outstanding, of which Ultranav would own approximately 27.5% and BW Group would own approximately 28.4%. The transaction is subject to the execution of a definitive share purchase agreement, approval by the boards of directors of both Navigator and Ultragas, regulatory approvals and other customary closing conditions. The parties anticipate closing the transaction during the third quarter of 2021. There can be no assurance that a definitive share purchase agreement relating to the transaction will be executed or that the transaction will be completed on the terms anticipated or at all.

Ethylene Marine Export Terminal

The construction of the Marine Export Terminal was completed in December 2020. The Company made a final contribution of $4.0 million to the Export Terminal Joint Venture during the first quarter of 2021, taking the total contributions to $146.5 million for our 50% share of the capital cost of the Marine Export Terminal. The Company’s associated five-year terminal credit facility is now fully drawn at $69.0 million, following a drawdown for the final $4.0 million contribution and an additional $14.0 million drawn for general corporate purposes.

During February and March 2021, operation of the 16 mile pipeline carrying ethylene from caverns at Mont Belvieu, Texas to the Marine Export Terminal suspended service due to operational issues, impacting terminal volumes for those months. Those issues were remedied at the end of March and the pipeline has resumed service.

Shipping Trends

Increased LPG and petrochemical gases exports, including ethylene, led to an increase in our fleet utilization and earnings early in the first quarter of 2021, with January 2021 utilization reaching pre-pandemic levels of 96%, in line with the same period last year. However, the extraordinary Texas freeze, which affected large parts of North America during February, shut down 80% of all U.S. ethylene production. Almost 100% of the ethylene producing plants in Texas and Louisiana were forced to abruptly cease operation as they were not designed for a subzero climate and lacked winterization contingencies. As the underlying domestic demand for ethylene derivatives was largely unaffected, pricing for U.S. produced ethylene spiked, increasing from $733/MT in January 2021 to a peak of $1,270/MT in March 2021, which resulted in a negative price differential relative to the rest of the world.

February and March 2021 saw U.S. inventories of ethylene fully drawn and the little production that was still being produced going directly to domestic downstream processing, resulting in the terminal export volumes going from near maximum capacity in January 2021 to a low in February and March 2021, which in turn had a negative impact on our ethylene fleet utilization. Our fleet utilization reduced to mid-80% for the two remaining months in the first quarter, resulting in an overall utilization of 88.2% for the first quarter of 2021.

U.S. ethane pricing was not materially impacted by the winter freeze and it continued to be one of the most competitive feedstocks for the production of ethylene globally. While U.S. ethylene prices soared during the first quarter of 2021, they have now reduced from their peak, opening up arbitrage with both Europe and Asia, although it has taken a number of months longer than initially anticipated. We expect June 2021 export volumes to be close to those of the January 2021, and we anticipate exports for the remainder of the year to be at nameplate capacity of one million tons per annum. The normalization of U.S. ethylene prices and consequently ethylene exports are adding to the positive sentiment going forward.

The newly commissioned Repauno LPG export terminal in New Jersey, on the U.S. East Coast exported its first seaborne handysize cargo during April 2021. This added an incremental LPG supply terminal for the handysize segment. During the same month, the Company entered into four 12 month timecharter contracts with Mitsui & Co. Energy Trading Singapore Pte. Ltd. to be used for Pembina Pipeline Corporation’s new LPG export facility at Prince Rupert, British Columbia, West Coast Canada. The four semi-refrigerated handysize vessels commenced their charters during the second half of May 2021, which will have a positive impact on the overall handysize sector, which encompasses only 119 vessels.

Results of Operations for the Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020

The following table compares our operating results for the three months ended March 31, 2020 and 2021:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021	Percentage Change
	(in thousands, except percentages)
Operating revenues	$81,257	$80,508	(0.9%)
Operating revenues – Luna Pool collaborative arrangements	—	5,240	—

Total operating revenues	$81,257	$85,748	5.5%

Expenses:
Brokerage commissions	1,255	1,193	(4.9%)
Voyage expenses	17,544	15,616	(11.0%)
Voyage expenses – Luna Pool collaborative arrangements	—	4,132	—
Vessel operating expenses	27,406	26,992	(1.5%)
Depreciation and amortization	19,210	19,273	0.3%
General and administrative costs	6,508	6,280	(3.0%)
Other income	—	(72)	—

Total operating expenses	$71,923	$73,414	2.1%

Operating income	$9,334	$12,334	32.1%
Other income/(expense)
Foreign currency exchange gain on senior secured bonds	11,417	8	(99.9%)
Unrealized (loss)/gain on non-designated derivative instruments	(13,961)	547	103.9%
Interest expense	(11,540)	(8,961)	(22.3%)
Interest income	219	32	(85.4%)

(Loss)/income before taxes and share of result of equity accounted joint ventures	$(4,531)	$3,960	87.4%
Income taxes	(168)	(145)	13.7%
Share of result of equity accounted joint ventures	(3,041)	(606)	(80.1%)

Net (loss) / income	$(7,740)	$3,209	141.5%
Net income attributable to non-controlling interest	(422)	(389)	7.8%

Net (loss) / income attributable to stockholders of Navigator Holdings Ltd.	$(8,162)	$2,820	134.6%

Operating Revenues. Operating revenues, net of address commissions, was $80.5 million for the three months ended March 31, 2021, a decrease of $0.7 million or 0.9% compared to $81.3 million for the three months ended March 31, 2020. This decrease was primarily due to:

•

an increase in operating revenues of approximately $3.3 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $667,830 per vessel per calendar month ($21,956 per day) for the three months ended March 31, 2021, compared to an average of approximately $634,350 per vessel per calendar month ($20,855 per day) for the three months ended March 31, 2020;

•

a decrease in operating revenues of approximately $1.5 million attributable to a decrease in vessel available days of 82 days or 2.4% for the three months ended March 31, 2021 compared to the three months to March 31, 2020, primarily due to an increase in the number of dry dockings undertaken during the three months ended March 31, 2021, compared to the three months ended March 31, 2020 as well as the effects of 2020 being a leap year; and

•

a decrease in operating revenues of approximately $0.6 million attributable to a decrease in fleet utilization which was 88.2% for the three months ended March 31, 2021 compared to 89.0% for the three months ended March 31, 2020.

•

a decrease in operating revenues of approximately $1.9 million primarily attributable to a decrease in pass through voyage costs, including additional canal transits for the three months ended March 31, 2021 compared to the three months ended March 31, 2020;

The following table presents selected operating data for the three months ended March 31, 2020 and 2021, which we believe are useful in understanding the basis for movement in our operating revenues.

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	3,458	3,420
Available days	3,432	3,350
Operating days	3,055	2,956
Fleet utilization	89.0%	88.2%
Average daily time charter equivalent rate (*)	$20,855	$21,956

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, (excluding collaborative arrangements), less any voyage expenses, (excluding collaborative arrangements), by the number of operating days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as operating days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table represents a reconciliation of TCE rate to operating revenues, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues (excluding collaborative arrangements)	$81,257	$80,508
Voyage expenses (excluding collaborative arrangements)	17,544	15,616

Operating revenues less Voyage expenses	63,713	64,892

Operating days	3,055	2,956
Average daily time charter equivalent rate	$20,855	$21,956

Operating Revenues – Luna Pool collaborative arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the pool participants in accordance with the pooling agreement. Operating revenues—Luna Pool collaborative arrangements was $5.2 million for the three months ended March 31, 2021, which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool, which comprises nine of the Company’s ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. The Luna Pool became operational during the second quarter of 2020 and consequently there was no Operating Revenues - Luna Pool collaborative arrangements for the three months ended March 31, 2020.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of revenue, was $1.2 million for the three months ended March 31, 2021, and $1.2 million for the three months ended March 31, 2020.

Voyage Expenses. Voyage expenses decreased by $1.9 million or 11.0% to $15.6 million for the three months ended March 31, 2021, from $17.5 million for the three months ended March 31, 2020. This decrease in voyage expenses is primarily due to a reduction in bunker prices and consumption for the three months ended March 31, 2021 compared to the three months to March 31, 2020.

Voyage Expenses – Luna Pool collaborative arrangements. Voyage expenses—Luna Pool collaborative arrangements were $4.1 million for the three months ended March 31, 2021, which represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting Voyage Expenses—Luna Pool collaborative arrangements from operating revenues—Luna Pool collaborative arrangements was that the other participant’s vessels in the Luna Pool contributed $1.1 million to our vessels to during the first quarter of 2021. The Luna Pool became operational during the second quarter of 2020 and consequently there were no Voyage Expenses—Luna Pool collaborative arrangements for the three months ended March 31, 2020.

Vessel Operating Expenses. Vessel operating expenses decreased by $0.4 million or 1.5% to $27.0 million for the three months ended March 31, 2021, from $27.4 million for the three months ended March 31, 2020. Average daily vessel operating expenses decreased by $33 per vessel per day, or 0.4%, to $7,892 per vessel per day for the three months ended March 31, 2021, compared to $7,925 per vessel per day for the three months ended March 31, 2020.

Depreciation and Amortization. Depreciation and amortization increased by 0.3% to $19.3 million for the three months ended March 31, 2021, from $19.2 million for the three months ended March 31, 2020. Depreciation and amortization included amortization of capitalized drydocking costs of $2.2 million and $2.1 million for the three months ended March 31, 2021 and 2020 respectively.

General and Administrative Costs. General and administrative costs decreased by $0.2 million or 3.0% to $6.3 million for the three months ended March 31, 2021, from $6.5 million for the three months ended March 31, 2020.

Other Income. Other income was $0.1 million for the three months ended March 31, 2021 and consists of management fees for commercial and administrative activities performed by the Company for the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no other income for the three months ended March 31, 2020.

Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 2018 Bonds which are denominated in Norwegian Kroner and translated to U.S. Dollar at the prevailing exchange rate as of March 31, 2021. The foreign currency exchange gain of $8,000 for the three months ended March 31, 2021 was as a result of the Norwegian Kroner against the U.S. Dollar, being broadly similar at NOK 8.5 to USD 1.0 as of March 31, 2021 and December 31, 2020.

Unrealized Gain on Non-designated Derivative Instruments. The unrealized gains on non-designated derivative instruments of $0.5 million for the three months ended March 31, 2021 relates to the fair value movement in our interest rate swaps. The unrealized loss on this swap for the three months ended March 31, 2020 was $14.0 million.

Interest Expense. Interest expense decreased by $2.5 million, or 22.3%, to $9.0 million for the three months ended March 31, 2021, from $11.5 million for the three months ended March 31, 2020. This is primarily as a result of a reduction in 3-month US LIBOR interest rates.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended March 31, 2021, we had a tax charge of $145,000 compared to taxes of $168,000 for the three months ended March 31, 2020.

Share of result of equity accounted joint ventures. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a loss of $0.6 million for the three months ended March 31, 2021, primarily as a result of a force majeure being declared for most of February and March 2021 due to mechanical integrity concerns on the pipeline carrying ethylene from the caverns at Mont Belvieu, Texas to the Marine export terminal. For the three months ended March 31, 2020, there was a loss of $3.0 million from the Marine Export Terminal relating to minimal throughput volumes and initial startup costs.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million is presented as the non-controlling interest in our financial results for the three months ended March 31, 2021 and March 31, 2020.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months ended March 31, 2020 and 2021:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
	(in thousands)
Net (loss) / income	$(7,740)	$3,209
Net interest expense	11,321	8,929
Income taxes	168	145
Depreciation and amortization	19,210	19,273

EBITDA(1)	$22,959	$31,556
Foreign currency exchange gain on senior secured bonds	(11,417)	(8)
Unrealized loss / (gain) on non-designated derivative instruments	13,961	(547)

Adjusted EBITDA(1)	$25,503	$31,001

[1]

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income / (loss), our most directly comparable U.S. GAAP financial measure.

Our Fleet

The following table sets forth our vessels as of June 10, 2021:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion*	2000	22,085	Spot market	Ethane	—
Navigator Neptune*	2000	22,085	Spot market	Ethylene	—
Navigator Pluto	2000	22,085	Time Charter	LPG	July 2021
Navigator Saturn*	2000	22,085	Spot market	Ethane	—
Navigator Venus*	2000	22,085	Spot market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot market	Ethane	—
Navigator Europa*	2014	21,000	Spot market	Ethylene	—
Navigator Oberon*	2014	21,000	Spot market	Ethylene	—
Navigator Triton*	2015	21,000	Spot market	Ethane	—
Navigator Umbrio*	2015	21,000	Spot market	Butadiene	—
Navigator Aurora	2016	37,300	Time charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time charter	Ethane	March 2022
Navigator Nova	2017	37,300	Time charter	Ethane	September 2023
Navigator Prominence	2017	37,300	Time charter	Ethane	December 2021

Semi-refrigerated
Navigator Magellan	1998	20,700	Spot market	—	—
Navigator Aries	2008	20,750	Time charter	LPG	November 2021
Navigator Capricorn	2008	20,750	Spot market	LPG	—
Navigator Gemini	2009	20,750	Spot market	—	—
Navigator Pegasus	2009	22,200	Time charter	Propylene	March 2022
Navigator Phoenix	2009	22,200	Time charter	LPG	May 2022
Navigator Scorpio	2009	20,750	Time charter	LPG	June 2021
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Spot market	LPG	—
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Navigator Centauri	2015	21,000	Time charter	LPG	May 2022
Navigator Ceres	2015	21,000	Time charter	LPG	June 2022
Navigator Ceto	2016	21,000	Time charter	LPG	May 2022
Navigator Copernico	2016	21,000	Spot market	Butadiene	—
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	May 2022
Navigator Grace	2010	22,500	Time charter	LPG	June 2021
Navigator Galaxy	2011	22,500	Time charter	Ammonia	November 2021
Navigator Genesis	2011	22,500	Drydock	—	—
Navigator Global	2011	22,500	Time charter	LPG	January 2022
Navigator Gusto	2011	22,500	Time charter	LPG	December 2021
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

*	denotes our nine owned vessels that operate within the Luna Pool

Conference Call Details:

Tomorrow, Friday June 11, 2021, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the preliminary financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0)20 7192 8592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Friday, June 18, 2021. To listen to the archived audio file, visit our website at www.navigatorgas.com and click on Key Dates under our Investors Centre page.

Navigator Gas

Attention: Investor Relations Department - investorrelations@navigatorgas.com

London:	10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850
New York:	650 Madison Ave, New York, NY 10022. Tel: +1 212 355 5893

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2020	March 31, 2021
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$59,271	$85,249
Accounts receivable, net of allowance for credit losses of $174 (December 31, 2020: $161)	14,451	26,699
Accrued income	20,073	7,956
Prepaid expenses and other current assets	22,015	21,423
Bunkers and lubricant oils	8,428	9,600
Insurance receivable	447	345
Amounts due from related parties	11,853	8,709

Total current assets	136,538	159,981
Non-current assets
Vessels, net	1,545,688	1,529,364
Property, plant and equipment, net	502	428
Intangible assets, net of accumulated amortization of $295 (December 31, 2020: $279)	277	283
Investment in equity accounted joint ventures	148,665	151,210
Derivative assets	—	263
Right-of-use asset for operating leases	5,701	5,422
Prepaid expenses and other non-current assets	2,037	1,402

Total non-current assets	1,702,870	1,688,372

Total assets	$1,839,408	$1,848,353

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$65,662	$83,541
Current portion of operating lease liabilities	1,276	1,286
Accounts payable	8,565	9,779
Accrued expenses and other liabilities	16,488	18,657
Accrued interest	3,398	1,361
Deferred income	11,604	16,235
Amounts due to related parties	229	215

Total current liabilities	107,222	131,074

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	552,595	536,265
Senior secured bond, net of deferred financing costs	69,580	69,644
Senior unsecured bond, net of deferred financing costs	98,158	98,257
Derivative liabilities	3,007	2,715
Operating lease liabilities, net of current portion	5,232	4,963
Amounts due to related parties	61,219	59,450

Total non-current liabilities	789,791	771,294

Total Liabilities	897,013	902,368
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,971,121 shares issued and outstanding, (December 31, 2020: 55,893,618)	559	559
Additional paid-in capital	593,254	593,552
Accumulated other comprehensive loss	(245)	(164)
Retained earnings	346,972	349,794

Total Navigator Holdings Ltd. stockholders’ equity	940,540	943,741
Non-controlling interest	1,855	2,244

Total equity	942,395	945,985

Total liabilities and equity	$1,839,408	$1,848,353

Navigator Holdings Ltd.

Consolidated Statements of Operations

(Unaudited)

	Three months ended March 31, (in thousands except share data)
	2020	2021
Revenues
Operating revenues	$81,257	$80,508
Operating revenues - Luna Pool collaborative arrangements	—	5,240

Total operating revenues	81,257	$85,748

Expenses
Brokerage commissions	1,255	1,193
Voyage expenses	17,544	15,616
Voyage expenses - Luna Pool collaborative arrangements	—	4,132
Vessel operating expenses	27,406	26,992
Depreciation and amortization	19,210	19,273
General and administrative costs	6,508	6,280
Other Income	—	(72)

Total operating expenses	71,923	73,414

Operating income	9,334	12,334
Other income/(expense)
Foreign currency exchange gain on senior secured bonds	11,417	8
Unrealized gain/(loss) on non-designated derivative instruments	(13,961)	547
Interest expense	(11,540)	(8,961)
Interest income	219	32

(Loss)/ income before income taxes and share of result of equity accounted joint ventures	(4,531)	8,374
Income taxes	(168)	(145)
Share of result of equity accounted joint ventures	(3,041)	(606)

Net (loss)/income	(7,740)	3,209
Net income attributable to non-controlling interest	(422)	(389)

Net (loss)/income attributable to stockholders of Navigator Holdings Ltd.	$(8,162)	$2,820

(Loss)/earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$(0.14)	$0.05

Weighted average number of shares outstanding:
Basic:	55,838,186	55,900,206
Diluted:	55,838,186	56,240,142

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31, 2020 (in thousands)	Three months ended March 31, 2021 (in thousands)
Cash flows from operating activities
Net (loss)/income	$(7,740)	$3,209
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Unrealized loss/(gain) on non-designated derivative instruments	13,961	(547)
Depreciation and amortization	19,210	19,273
Payment of drydocking costs	(1,380)	(2,652)
Amortization of share-based compensation	352	298
Amortization of deferred financing costs	1,074	840
Share of result of equity accounted joint ventures	3,041	606
Insurance claim receivable	(407)	(309)
Unrealized foreign exchange gain on senior secured bonds	(11,417)	(8)
Other unrealized foreign exchange gains	(7)	76
Changes in operating assets and liabilities
Accounts receivable	(659)	(12,248)
Bunkers and lubricant oils	(1,060)	(1,172)
Accrued income, prepaid expenses and other current assets	1,400	12,971
Accounts payable, accrued interest, accrued expenses and other liabilities	2,279	5,718
Amounts from related parties	(5)	3,130

Net cash provided by operating activities	18,642	29,185

Cash flows from investing activities
Payments to acquire ballast water systems	(294)	(193)
Investment in equity accounted joint ventures	(355)	(4,000)
Distributions from equity accounted joint ventures	—	850
Purchase of other property, plant and equipment and intangibles	(15)	(29)
Insurance recoveries	118	411

Net cash used in investing activities	(546)	(2,961)

Cash flows from financing activities
Proceeds from the Terminal Facility	—	18,000
Issuance costs of Terminal facility	(7)	—
Issuance of secured term loan and revolving credit facilities	—	(26)
Issuance cost of refinancing of vessel to related parties	(18)	—
Repayment of secured term loan facilities and revolving credit facilities	(16,633)	(16,446)
Repayment of refinancing of vessel to related parties	(1,341)	(1,774)

Net cash provided used in financing activities	(17,999)	(246)

Net increase in cash, cash equivalents and restricted cash	97	25,978
Cash, cash equivalents and restricted cash at beginning of period	66,130	59,271

Cash, cash equivalents and restricted cash at end of period	$66,227	$85,249

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$12,365	$9,991

Total tax paid during the year	$37	$—

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including trends or forecasts and statements concerning the anticipated transaction with Ultragas, the anticipated terms and benefits thereof and the anticipated timing of completion thereof.. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:

•

the completion of the Company’s quarter-end close procedures and further financial review with respect to the Company’s financial statements for the quarter ended March 31, 2021, and other developments that may arise between now and the disclosure of the Company’s final results for such quarter;

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate a material weakness in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our expectations regarding the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture or the Luna Pool; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.